UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSENSYS DIGITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 BOGART STREET, 3RD FLOOR
(No. and Street)

BROOKLYN	NY	11206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Brewster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSENSYS DIGITAL SECURITIES LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Brewster Digitally signed by Richard Brewster Date: 2022.01.21 11:44:39 -05'00'

Signature

CEO

Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consensys Digital Securities LLC

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

As of and for the Year Ended December 31, 2021

With Report of Independent Registered Public Accounting Firm

Contents
As of and for the Year Ended December 31, 2021

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management,
ConsenSys Digital Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ConsenSys Digital Securities (the "Company"), as of December 31, 2021, the related statements of operations, changes in member's equity and cash flows, for the year ended December 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

January 21, 2022

Consensys Digital Securities LLC

Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	72,627
Prepaid expenses and other assets		1,411
TOTAL ASSETS	$	74,038
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	197
Due to Parent		20,667
TOTAL LIABILITIES		20,864
MEMBER'S EQUITY		
TOTAL MEMBER'S EQUITY		53,174
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	74,038

See accompanying notes to financial statements

Consensys Digital Securities LLC

Statement of Operations
For the Year Ended December 31, 2021

REVENUE:		
Advisory fee income		
Total revenue	$	-
OPERATING EXPENSES:		
Compensation		100,000
Professional fees		55,750
Occupancy and office expenses		27,018
Regulatory fees and expenses		4,394
Other expenses		33,345
Total operating expenses		220,507
NET LOSS	$	(220,507)

See accompanying notes to financial statements

Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

	Total Member's Equity
Balance at January 1, 2021	$ 63,681
Net Loss	(220,507)
Contributions	210,000
Balance at December 31, 2021	$ 53,174

See accompanying notes to financial statements

Consensys Digital Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(220,507)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities:		
Decrease in accounts payable		(10,316)
Decrease in due to Parent		(31,000)
Increase in prepaid expenses and other assets		1,634
Net cash used in operating activities		(260,189)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from Class A Member		210,000
Net cash provided by financing activities		210,000
NET DECREASE IN CASH		(50,189)
CASH AT BEGINNING OF YEAR		122,816
CASH AT END OF YEAR	$	72,627

See accompanying notes to financial statements

Notes to Financial Statements
December 31, 2021

1. Organization and Business

Consensys Digital Securities LLC (the "Company") is a limited liability company formed under the laws of New York. It was originally organized as Komodo Securities LLC ("Komodo") on July 13, 2017. On March 15, 2018, Komodo subsequently changed its name to Token Foundry Securities LLC ("TOFO"), which then, on September 19, 2018, changed its name to its present name.

On March 21, 2018, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The primary business of the Company is to act as a broker-dealer selling private placements of securities.

On April 4, 2018, Token Foundry Holdings LP purchased a 20% interest in the Company. It purchased the remaining 80% on June 28, 2018. The Company amended the Operating Agreement with its parent company on February 8, 2019 which indicates, among others, the terms for the two types of equity classes. ConsenSys Inc. ("Parent") is the Company's Class A Member and Satis Group is the Class B Member. The representatives of Satis Group were terminated from registration during 2020 and are no longer actively involved, but their Class B status remains legally in effect as of the Company's fiscal year end.

Liquidity and Management's Plans

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. The Company has sustained recurring operating losses since its inception. During the year ended December 31, 2021, the Company sustained a loss of approximately $220,000. In connection with the Company's assessment of going concern considerations in accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Update 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Parent. The Parent is committed to funding the operations of the Company through one year from the date of issuance of these financial statements. During the year ended December 31, 2021, the Parent contributed a total of $210,000 into the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

2. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided a tax provision for federal, state and local income taxes.

As of December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Revenue Recognition
Revenue is recognized in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers." The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns revenue by way of fees for retainers and transaction success fees. Revenue from advisory arrangements is generally recognized at the point in time that the performance obligation under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Additionally, revenue is recognized once the fee is determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities on the accompanying Statement of Financial Condition. At January 1, 2021 and December 31, 2021, the ending balances of receivables, contract assets and contract liabilities were zero.

3. Transactions with Related Parties

The Company maintains an intercompany services agreement (the “Expense Sharing Agreement”) with the Parent to provide certain services. Total services charged for the year was approximately $124,000. At December 31, 2021, the Company owed the Parent approximately $21,000.

The terms of this arrangement may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operations). At December 31, 2021, the Company had net capital of $51,763 which exceeded the required net capital of $5,000 by $46,763.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Concentration of Revenue

There were no revenues earned during the year December 31, 2021.

6. COVID-19

During the 2020 calendar year, the World Health Organization declared the 2019 novel coronavirus ("COVID-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets, and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Consensys Digital Securities LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of December 31, 2021

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	53,174
NON-ALLOWABLE DEDUCTIONS AND/OR CHARGES:		
Prepaid expenses and other assets		(1,411)
NET CAPITAL	$	51,763
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	46,763
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	45,763
AGGREGATE INDEBTEDNESS	$	20,864
Ratio of aggregate indebtedness to net capital		.40:1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company files an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company had no exceptions under SEC Rule 15c3-3 for the calendar year ended December 31, 2021. The Company did not carry accounts of or for customers throughout the most recent fiscal year ended December 31, 2021 without exception.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management,
ConsenSys Digital Securities LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which ConsenSys Digital Securities LLC (the “Company”) stated the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and because the Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

January 21, 2022

Consensys Digital Securities LLC
Exemption Report

Consensys Digital Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and because the Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

R. Brewster

Consensys Digital Securities LLC

I, Richard Brewster, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Richard Brewster
Title: CEO